EXHIBIT 99.77C


                                NSAR ITEM 77C

Van Kampen American Capital Investment Grade Municipal Trust (VIG)

(a)     An Annual Meeting of Shareholders was held on May 28, 1997.

(b)     The election of Trustees of Van Kampen Investment Grade
        Municipal Trust (the "Fund") included:

        David C. Arch, Howard J. Kerr and Dennis J. McDonnell

(c)     The following were voted on at the meeting:

        1) Approval of New Investment Advisory Agreement in the event of a change of control of the Adviser.

                        For  3,901,035                  Against   80,281

        4) For each VK Fund, to Ratify the Selection of KPMG Peat Marwick LLP Independent Public Accountants for its Current Fiscal Year.

                        For  4,024,391                  Against   18,989